Exhibit 1

P R E S S   R E L E A S E

Contacts

Shirley Nakar	Kristy Needham
AudioCodes	Alan Weinkrantz and Company
Tel: +972-3-976-4072	Tel: +1-210-861-9875
shirley.nakar@audiocodes.com	kristyn@weinkrantz.com

AudioCodes Resale Shelf Registration Statement
for Previously Issued 2.00% Senior Convertible Notes due 2024
Declared Effective by the SEC

Lod, Israel – June 7, 2005 – AudioCodes Ltd. (NASDAQ: AUDC), a leading provider of Voice over Packet (VoP) technologies and Voice Network products, today announced that its resale shelf registration statement on Form F-3 (the “Registration Statement”), covering resales of $125 million aggregate principal amount of its 2.00% Senior Convertible Notes due 2024 (the “Notes”), and the ordinary shares issuable upon conversion of the Notes, which was originally filed with the Securities and Exchange Commission (the “SEC”) on April 5, 2005, was declared effective by the SEC on June 6, 2005.

In November 2004, AudioCodes completed the sale of the Notes in a private placement to the initial purchasers of the Notes. The initial purchasers resold the Notes to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, as amended.

The selling securityholders named in the Registration Statement may use the prospectus included in the Registration Statement from time to time to resell their Notes and any ordinary shares issued upon conversion of the Notes. AudioCodes will not receive any of the proceeds from the resale of the Notes or the ordinary shares issuable upon conversion of the Notes pursuant to the Registration Statement.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Notes or the ordinary shares issuable upon conversion of the Notes in any state in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

About AudioCodes Ltd.
AudioCodes Ltd. enables the new voice infrastructure by providing innovative, reliable and cost-effective Voice over Packet technology and Voice Network products to OEMs, network equipment providers and system integrators. AudioCodes provides its customers and partners with a diverse range of flexible, comprehensive media gateway and media processing technologies, based on VoIPerfect(TM) — AudioCodes’ underlying, best-of- breed, core media gateway architecture. The company is a market leader in voice compression technology and is a key originator of the ITU G.723.1 standard for the emerging Voice over IP market. AudioCodes voice network products feature media gateway and media server platforms for packet-based applications in the wireline, wireless, broadband access, and enhanced voice services markets. AudioCodes enabling technology products include VoIP and CTI communication boards, VoIP media gateway processors and modules, and CPE devices. Its customers include the leading telecom and data network equipment providers globally. AudioCodes’ international headquarters and R&D facilities are located in Israel, with U.S. headquarters in San Jose, California. Additional offices are in Boston (MA), Chicago (IL), Research Triangle Park (NC), Somerset (NJ), Beijing, London, Mexico City, Paris and Tokyo.

For more information on AudioCodes, visit http://www.audiocodes.com or call
+1 (408) 577-0488

Statements concerning AudioCodes’ business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are “forward-looking statements” as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes’ industry and target markets in particular; shifts in supply and demand; market acceptance of new products and continuing products’ demand; the impact of competitive products and pricing on AudioCodes’ and its customers’ products and markets; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; and other factors detailed in AudioCodes’ filings with the Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

AudioCodes, AC, Ardito, AudioCoded, NetCoder, TrunkPack, VoicePacketizer, MediaPack, Stretto, Mediant, VoIPerfect and IPmedia are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners.